SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2
NEUEHEALTH, INC.
(Name of the Issuer)
NeueHealth, Inc.
NH Holdings 2025, Inc.
NH Holdings Acquisition 2025, Inc.
NH Holdings 2025 SPV, L.P.
NH Holdings 2025 GP, LLC
NEA 18 Venture Growth Equity, L.P.
New Enterprise Associates 17, L.P.
New Enterprise Associates 16, L.P.
New Enterprise Associates 15, L.P.
NEA 15 Opportunity Fund, L.P.
NEA BH SPV, L.P.
NEA BH SPV II, L.P.
NEA Partners 15, L.P.
NEA Partners 15-OF, L.P.
NEA 15 GP, LLC
NEA Partners 16, L.P.
NEA 16 GP, LLC
NEA Partners 17, L.P.
NEA 17 GP, LLC
NEA Partners 18 VGE, L.P.
NEA 18 VGE GP, LLC
NEA BH SPV GP, LLC
(Names of Persons Filing Statement)
Common stock, par value $0.0001 per share
(Title of Class of Securities)

10920V404
(CUSIP Number of Class of Securities)

NeueHealth, Inc. 9250 NW 36th St., Suite 420 Doral, FL 33178 (612) 238-1321 Attn: Jeff Craig
NH Holdings 2025, Inc.
NH Holdings Acquisition 2025, Inc.
NH Holdings 2025 SPV, L.P.
NH Holdings 2025 GP, LLC
NEA 18 Venture Growth Equity, L.P.
New Enterprise Associates 17, L.P.
New Enterprise Associates 16, L.P.
New Enterprise Associates 15, L.P.
NEA 15 Opportunity Fund, L.P.
NEA BH SPV, L.P.
NEA BH SPV II, L.P.
NEA Partners 15, L.P.
NEA Partners 15-OF, L.P.
NEA 15 GP, LLC
NEA Partners 16, L.P.
NEA 16 GP, LLC
NEA Partners 17, L.P.
NEA 17 GP, LLC
NEA Partners 18 VGE, L.P.
NEA 18 VGE GP, LLC
NEA BH SPV GP, LLC

c/o NEA Management Company, LLC
1945 Greenspring Dr., Suite 600
Timonium, MD
21093
(410) 842-4000
Attn: Stephanie Brecher

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, CA 94304 Email: aazher@stblaw.com; wbrentani@stblaw.com Attention: Atif I. Azher; William B. Brentani	Latham & Watkins LLP 330 North Wabash Ave, Suite 2800 Chicago, IL 60611 Email:daniel.breslin@lw.com; max.schleusener@lw.com Attention: Daniel Breslin; Max Schleusener

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction
This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (as originally filed on February 3, 2025 and as amended hereby, and together with all exhibits hereto, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (1) NeueHealth, Inc., a Delaware corporation (“NeueHealth” or the “Company”); (2) NH Holdings 2025, Inc., a Delaware corporation (“Parent”); (3) NH Holdings Acquisition 2025, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (4) NH Holdings 2025 SPV, L.P., a Delaware limited partnership of which Parent is a wholly owned subsidiary (“Ultimate Parent”); (5) NH Holdings 2025 GP, LLC, a Delaware limited liability company of which Ultimate Parent is a wholly owned subsidiary (“GP Holdings”); (6) the following investment funds or vehicles affiliated with or managed by New Enterprise Associates (collectively, the “NEA Stockholders”): NEA 18 Venture Growth Equity, L.P., a Delaware limited partnership, New Enterprise Associates 17, L.P., a Delaware limited partnership, New Enterprise Associates 16, L.P., a Delaware limited partnership, New Enterprise Associates 15, L.P., a Delaware limited partnership, NEA 15 Opportunity Fund, L.P., a Delaware limited partnership, NEA BH SPV, L.P., a Delaware limited partnership, and NEA BH SPV II, L.P., a Delaware limited partnership; and (7) NEA Partners 15, L.P., a Delaware limited partnership, NEA Partners 15-OF, L.P., a Delaware limited partnership, NEA 15 GP, LLC, a Delaware limited liability company, NEA Partners 16, L.P., a Delaware limited partnership, NEA 16 GP, LLC, a Delaware limited liability company, NEA Partners 17, L.P., a Delaware limited partnership, NEA 17 GP, LLC, a Delaware limited liability company, NEA Partners 18 VGE, L.P., a Delaware limited partnership, NEA 18 VGE GP, LLC, a Delaware limited liability company, and NEA BH SPV GP, LLC, a Delaware limited liability company. Each of Parent, Merger Sub, Ultimate Parent and GP Holdings is indirectly controlled by investment funds affiliated with NEA.
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 23, 2024 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, among other things and on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. The Merger Agreement and the transactions contemplated thereby, including the Merger, are more fully described in the “Proxy Statement” (as hereinafter defined).
In connection with the execution of the Merger Agreement, NH Holdings 2025 SPV, L.P., NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., 15 Angels II LLC, Bessemer Venture Partners IX L.P., Bessemer Venture Partners IX Institutional L.P., Bessemer Venture Partners Century Fund L.P., Bessemer Venture Partners Century Fund Institutional L.P., Robert J. Sheehy, Robert J. Sheehy Revocable Trust Under Agreement Dated May 19, 1993, Town Hall Ventures II, L.P., Town Hall Ventures, L.P., Cigna Health & Life Insurance Company, Cigna Ventures, StepStone VC Global Partners VII-C, L.P., StepStone VC Global Partners VII-A, L.P., StepStone Master G, L.P., AU Special Investments, L.P., StepStone VC Opportunities VI-D, L.P., StepStone VC Opportunities VI, L.P., StepStone VC Opportunities V-D, L.P., StepStone VC Opportunities V, L.P., Stepstone VC Opportunities IV LP, Redpoint Omega II, L.P., Redpoint Omega Associates II, LLC, Future Fund Investment Company No.5 Pty Ltd (ACN 134 338 926), Greycroft Growth II, L.P., SMRS-TOPE LLC, HarbourVest Partners XI Venture Fund L.P., HarbourVest Partners XI Venture AIF L.P., Coturnix SARL, Tetrao SPF, Webster B. Canale 2012 Trust Inherited IRA, Robert A. Canale 2012 Trust Inherited IRA, Canale Family Limited Partnership, CWC Family LP, D. Canale & Co., The Fik Revocable Living Trust, JDC Investments LP, John D. Canale Residuary Trust, Robert Alexander Canale, Christopher W. Canale Sr. IRA, and California State Teachers’ Retirement System (collectively, the “Rollover Holders”) entered into rollover agreements (the “Rollover Agreements”) with Ultimate Parent, Parent and Merger Sub, pursuant to which, among other things and on the terms and subject to the conditions set forth therein, the Rollover Holders have agreed to contribute all of their shares of common stock of the Company, par value $0.0001 per share (the “Company Common Stock”), Series A Convertible Perpetual Preferred Stock of the Company, par value $0.0001 per share (the “Company Series A Preferred Stock”), and/or Series B Convertible Perpetual Preferred Stock of the Company, par value $0.0001 per share (the “Company Series B Preferred Stock” and, together with the Company Series A Preferred Stock, the “Company Preferred Stock”), to Ultimate Parent immediately prior to the effective time of the Merger (the “Effective Time”) in exchange for the issuance to the Rollover Holders of limited partnership interests in Ultimate Parent. Additionally, certain of the Rollover Holders have agreed pursuant to their respective Rollover Agreements, on the terms and subject to the conditions set forth therein, to vote all of their shares of Company Common Stock and/or Company Preferred Stock in favor of the adoption of the Merger Agreement.

The Merger Agreement provides that, at the Effective Time, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares owned immediately prior to the Effective Time by the Company, Ultimate Parent, Parent, Merger Sub or any of their respective subsidiaries (including shares contributed to Ultimate Parent prior to the Effective Time pursuant to the Rollover Agreements or other similar agreements), which will be canceled for no consideration, and Dissenting Shares (as defined below)) will be converted into the right to receive $7.33 in cash, without interest and less any applicable withholding taxes. Shares of Company Common Stock and Company Preferred Stock with respect to which a demand for appraisal has been validly made (and not forfeited or withdrawn) in accordance with Delaware law (“Dissenting Shares”) will be entitled to receive payment of the appraised value of such shares as provided by Delaware law.
The effect of the Merger, if consummated, on the Company’s options to purchase shares of Company Common Stock, restricted stock units with respect to shares of Company Common Stock and warrants to purchase shares of Company Common Stock is described in the Proxy Statement.
The board of directors of the Company (the “Company Board”) formed a special committee comprised solely of disinterested and independent members of the Company Board (the “Special Committee”), which, among other things, reviewed, evaluated and negotiated the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, in consultation with its legal and financial advisors and, where appropriate, with Company management and the Company’s legal advisors. The Special Committee unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and the holders of shares of Company Common Stock (other than shares of Company Common Stock held by or on behalf of the NEA Stockholders, the Rollover Holders and any other stockholders of the Company that are affiliated with the NEA Stockholders, the Rollover Holders, Parent, Merger Sub or any of their respective affiliates (collectively, the “Public Stockholders”)), and (2) recommended that the Company Board (i) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (ii) recommended that the stockholders of the Company approve and adopt the Merger Agreement in accordance with the certificate of incorporation and bylaws of the Company and the Delaware General Corporation Law (the “DGCL”). In addition, the Special Committee believes that the Merger is fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act.
The Company Board, acting upon the recommendation of the Special Committee, unanimously (1) determined that the Merger Agreement and transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, including the Public Stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth therein, and (4) recommended that the stockholders of the Company approve and adopt the Merger Agreement in accordance with the certificate of incorporation and bylaws of the Company and the DGCL.
The Merger cannot be completed without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock and Company Preferred Stock (voting on an as-converted basis), voting together as a single class, that are entitled to vote on the adoption of the Merger Agreement.
If the Merger is consummated, the Company Common Stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.
Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC, under Regulation 14A of the Exchange Act, Amendment No. 2 to the proxy statement (as amended thereby, the “Proxy Statement”), pursuant to which the Company is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

Item 1.	Summary Term Sheet
Regulation M-A Item 1001
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
Item 2.	Subject Company Information
Regulation M-A Item 1002
(a) Name and address. NeueHealth’s name, and the address and telephone number of its principal executive offices are:
NeueHealth, Inc.
9250 NW 36th St., Suite 420
Doral, FL 33178
Tel: (612) 238-1321
(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING—Record Date and Quorum”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”
(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”
(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”
“THE MERGER AGREEMENT—Conduct of the Business Pending the Closing”
(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”
(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“THE MERGER AGREEMENT”
“THE ROLLOVER AGREEMENTS”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
Annex A – Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., and NeueHealth, Inc.
Annex B – Form of Rollover Agreement

Item 3.	Identity and Background of Filing Person
Regulation M-A Item 1003
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
(a) – (b) Name and address; Business and background of entities.
“SUMMARY TERM SHEET—Parties to the Merger”
“PARTIES TO THE MERGER”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“OTHER IMPORTANT INFORMATION REGARDING THE PARENT FILING PARTIES”
“WHERE YOU CAN FIND MORE INFORMATION”
(c) Business and background of natural persons.
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“OTHER IMPORTANT INFORMATION REGARDING THE PARENT FILING PARTIES”
“WHERE YOU CAN FIND MORE INFORMATION”
Item 4.	Terms of the Transaction
Regulation M-A Item 1004
(a) Material terms.
(1) Tender offer. Not applicable
(2) Merger or similar transactions.
(i) A brief description of the transaction; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Effective Time of the Merger”
“SPECIAL FACTORS—Payment of Merger Consideration”
“THE MERGER AGREEMENT—Conditions to Closing”
(ii) The consideration offered to security holders; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Payment of Merger Consideration”
“THE MERGER AGREEMENT—Treatment of the Shares of Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Company Equity Awards”
(iii) The reasons for engaging in the transaction; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Opinion of Lincoln International LLC”
“SPECIAL FACTORS—Unaudited Prospective Financial Information of the Company”
“SPECIAL FACTORS—Certain Effects of the Merger”
Annex B – Form of Rollover Agreement
Annex C – Opinion of Lincoln International LLC
(iv) The vote required for approval of the transaction; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING—Vote Required”
(v) An explanation of any material differences in the rights of security holders as a result of the transaction, if material; the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Certain Effects of the Merger”
(vi) A brief statement as to the accounting treatment of the transaction, if material; the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS—Accounting Treatment”
(vii) The federal income tax consequences of the transaction, if material; the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”
(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“THE MERGER AGREEMENT—Treatment of the Shares of Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Company Equity Awards”
“THE ROLLOVER AGREEMENTS”
(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS—Provisions for Stockholders”
(f) Eligibility for listing or trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“THE MERGER AGREEMENT—Treatment of the Shares of Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Company Equity Awards”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Limited Guaranty”
“THE MERGER AGREEMENT”
“THE ROLLOVER AGREEMENTS”
Annex A – Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., and NeueHealth, Inc.
Annex B – Form of Rollover Agreement
(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Limited Guaranty”
“THE MERGER AGREEMENT”
“THE ROLLOVER AGREEMENTS”
“THE SPECIAL MEETING—Vote Required”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
Annex A – Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., and NeueHealth, Inc.
Annex B – Form of Rollover Agreement
Item 6.	Purposes of the Transaction, and Plans or Proposals.
Regulation M-A Item 1006
(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger for the Parent Filing Parties”
“SPECIAL FACTORS—Certain Effects on the Company if the Merger Is Not Completed”
“SPECIAL FACTORS—Payment of Merger Consideration”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Common Stock and Dividends”
“DELISTING AND DEREGISTRATION OF THE COMPANY’S COMMON STOCK”
(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger for the Parent Filing Parties”
“SPECIAL FACTORS—Certain Effects on the Company if the Merger Is Not Completed”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Limited Guaranty”
“THE ROLLOVER AGREEMENTS”
“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”
“THE MERGER AGREEMENT—Conduct of the Business Pending the Closing”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“DELISTING AND DEREGISTRATION OF THE COMPANY’S COMMON STOCK”
Annex A – Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., and NeueHealth, Inc.
Annex B – Form of Rollover Agreement
Item 7.	Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Opinion of Lincoln International LLC”
(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS— Opinion of Lincoln International LLC”
“SPECIAL FACTORS—Unaudited Prospective Financial Information of the Company”
“SPECIAL FACTORS—Certain Effects of the Merger”
Annex C – Opinion of Lincoln International LLC
(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger for the Parent Filing Parties”
“SPECIAL FACTORS—Certain Effects on the Company if the Merger Is Not Completed”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS—Accounting Treatment”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Fees and Expenses”
“SPECIAL FACTORS—Payment of Merger Consideration”
“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”
“THE MERGER AGREEMENT—Treatment of the Shares of Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Company Equity Awards”
“THE MERGER AGREEMENT—Conduct of the Business Pending the Closing”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”
“DELISTING AND DEREGISTRATION OF THE COMPANY’S COMMON STOCK”

Annex A – Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., and NeueHealth, Inc.
Item 8.	Fairness of the Transaction
Regulation M-A Item 1014
(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Lincoln International LLC”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
Annex C – Opinion of Lincoln International LLC
(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“THE MERGER AGREEMENT—Conditions to the Merger”
“THE SPECIAL MEETING”
Annex A – Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., and NeueHealth, Inc.
(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Lincoln International LLC”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“THE MERGER (THE MERGER AGREEMENT PROPOSAL—PROPOSAL 1)”
(f) Other offers. Not applicable.
Item 9.	Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Opinion of Lincoln International LLC”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex C – Opinion of Lincoln International LLC
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of NeueHealth during its regular business hours by any interested equity security holder of NeueHealth or representative who has been so designated in writing.
Item 10.	Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Limited Guaranty”
“THE MERGER AGREEMENT—Equity Financing”
Equity Commitment Letter, dated December 23, 2024, by and between NEA 18 Venture Growth Equity, L.P., New Enterprise Associates 17, L.P., New Enterprise Associates 16, L.P., New Enterprise Associates 15, L.P. and NH Holdings 2025, Inc., is attached hereto as Exhibit (b)(2) and is incorporated herein by reference.
(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT—Termination”
“THE MERGER AGREEMENT—Company Termination Fee”
“THE MERGER AGREEMENT—Expenses”
(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Financing of the Merger”
Equity Commitment Letter, dated December 23, 2024, by and between NEA 18 Venture Growth Equity, L.P., New Enterprise Associates 17, L.P., New Enterprise Associates 16, L.P., New Enterprise Associates 15, L.P. and NH Holdings 2025, Inc., is attached hereto as Exhibit (b)(2) and is incorporated herein by reference.
Item 11.	Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”
“OTHER IMPORTANT INFORMATION REGARDING THE PARENT FILING PARTIES—Security Ownership of Certain Beneficial Owners”
As of March 4, 2025, none of the Parent Filing Parties, the Company, any of the directors or executive officers of the Company or any of the managers of the Parent Filing Parties included in response to General Instruction C to Schedule 13E-3 owned any subject securities, except for the subject securities owned by the Rollover Holders and by the directors and executive officers of the Company as specified under the heading “OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management” and by the managers of the Parent Filing Parties included in response to General Instruction C to Schedule 13E-3 as specified under the heading “OTHER IMPORTANT INFORMATION REGARDING THE PARENT FILING PARTIES—Security Ownership of Certain Beneficial Owners”.
(b) Securities transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“THE MERGER AGREEMENT”
“THE ROLLOVER AGREEMENTS”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
Annex A – Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., and NeueHealth, Inc.
Annex B – Form of Rollover Agreement
Item 12.	The Solicitation or Recommendation
Regulation M-A Item 1012
(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Intent to Vote in Favor of the Merger”
“THE SPECIAL MEETING—Vote Required”
“THE SPECIAL MEETING—Existing Stockholders’ Obligation to Vote in Favor of the Merger”
“THE ROLLOVER AGREEMENTS”
Annex B – Form of Rollover Agreement
(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
Item 13.	Financial Statements
Regulation M-A Item 1010
(a) Financial information. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2024 and 2023 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 21, 2025 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 66).
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Unaudited Prospective Financial Information of the Company”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Book Value per Share”
“INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE''
“WHERE YOU CAN FIND MORE INFORMATION”
(b) Pro forma information. Not applicable.
(c) Summary information. Summary Financial Information pursuant to Item 1010(c) of Regulation M-A is set forth on Appendix 1 to the Proxy Statement and is incorporated herein by reference.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Fees and Expenses”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“THE SPECIAL MEETING—Solicitation of Proxies; Payment of Solicitation Expenses”
Item 15.	Additional Information
Regulation M-A Item 1011
(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What am I being asked to vote on at the Special Meeting?”
“SPECIAL FACTORS—Certain Effects of the Merger”
“THE MERGER AGREEMENT—Treatment of the Shares of Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Company Equity Awards”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Golden Parachute Compensation”
“THE SPECIAL MEETING—Time, Place and Purpose of the Special Meeting”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MERGER-RELATED COMPENSATION PROPOSAL—PROPOSAL 3)”
(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits
Regulation M-A Item 1016
(a)(1) Amendment No. 2 to the Preliminary Proxy Statement of NeueHealth, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed with the SEC on March 27, 2025).
(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3) Letter to NeueHealth, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(5) Press Release, dated December 23, 2024 (filed as Exhibit 99.1 to NeueHealth, Inc.’s Current Report on Form 8-K, filed December 23, 2024 and incorporated herein by reference).
(c)(1) Opinion of Lincoln International LLC, dated December 18, 2024 (incorporated herein by reference to Annex C of the Proxy Statement).
(c)(2)+ Presentation, dated August 1, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.
(c)(3)+ Presentation, dated August 5, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.
(c)(4)+ Presentation, dated August 16, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.
(c)(5)+ Presentation, dated August 27, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.
(c)(6)+ Presentation, dated December 18, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.
(d)(1) Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., and NeueHealth, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).
(d)(2)+ Limited Guaranty, dated December 23, 2024, by and among NEA 18 Venture Growth Equity, L.P., New Enterprise Associates 17, L.P, New Enterprise Associates 16, L.P., New Enterprise Associates 15, L.P. in favor of NeueHealth, Inc.
(d)(3) Form of Rollover Agreement (included as Annex B to the Proxy Statement and incorporated herein by reference).
(d)(4)+ Equity Commitment Letter, dated December 23, 2024, by and between NEA 18 Venture Growth Equity, L.P., New Enterprise Associates 17, L.P., New Enterprise Associates 16, L.P., New Enterprise Associates 15, L.P. and NH Holdings 2025, Inc.
107+ Filing Fee Table.
+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on February 3, 2025.

SIGNATURE
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 27, 2025.

NEUEHEALTH, INC.

By:	/s/ Jeffery Michael Craig
Name: Jeffery Michael Craig
Title: General Counsel and Corporate Secretary

NH HOLDINGS 2025, INC.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NH HOLDINGS ACQUISITION 2025, INC.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NH HOLDINGS 2025 SPV, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NH HOLDINGS 2025 GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA BH SPV, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA BH SPV II, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 15 GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 16, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 16 GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 17, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 17 GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 18 VGE, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 18 VGE GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA BH SPV GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer